Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-113981

PROSPECTUS

ORCHID BIOSCIENCES, INC.

3,810,674 SHARES OF COMMON STOCK

This prospectus relates to the resale from time to time of a total of up to 3,810,674 shares of our common stock by the selling stockholders described in the section entitled “Selling Stockholders” beginning on page 16 of this prospectus. The shares are comprised of the following:

•	3,157,799 shares of common stock sold by us in a private placement on February 27, 2004;

•	631,561 shares of common stock issuable upon the exercise of warrants sold in the February 27, 2004 private placement; and

•	21,314 shares of common stock owned by a former executive officer that we are contractually obligated to include in this prospectus.

The selling stockholders may offer and sell any of the shares of common stock from time to time at fixed prices, at market prices or at negotiated prices, and may engage a broker, dealer or underwriter to sell the shares. For additional information on the possible methods of sale that may be used by the selling stockholders, you should refer to the section entitled “Plan of Distribution” on page 20 of this prospectus. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. The warrants have an exercise price of $13.20 per share. Accordingly, to the extent that all of the warrants were exercised for cash, we would receive $8,336,605 in proceeds from the exercise of these warrants, which proceeds would be used for general corporate purposes. We will pay all expenses incurred in effecting the registration statement of which this prospectus constitutes a part.

Our common stock is listed on the Nasdaq National Market under the symbol “ORCH.” On May 26, 2004, the last reported sale price for our common stock was $7.16 per share.

You should consider carefully the risks that we have described in “ Risk Factors” on page 6 before deciding whether to invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 27, 2004

PROSPECTUS SUMMARY

The following is only a summary of what we believe to be the most important aspects of this prospectus, including the documents incorporated by reference. We select highlights of material events in the course of our business history to be included in this summary. We urge you to read this entire prospectus, including the more detailed consolidated financial statements, notes to the consolidated financial statements and other information incorporated by reference from our other filings with the SEC. Investing in our common stock involves risks. Therefore, carefully consider the information provided under the heading “Risk Factors” beginning on page 6.

About Orchid Biosciences

Overview

We are engaged in the development and delivery of genetic testing, or genotyping, services that generate information related to disease susceptibility and genetic uniqueness, or the genetic variability that distinguishes one organism from another. This information is generated from the analysis of DNA.

DNA based genotyping, or analyzing DNA by identifying a single difference in the nucleotide base of DNA for comparing genetic variability between people, has become a widely used standard technology for the establishment of paternity and forensic identification. Genotyping has also been adapted for food safety and selected animal testing applications (which we refer to as public health testing). Our business includes public health testing services, such as animal susceptibility testing to breed sheep resistant to scrapie disease. Our services are used extensively in each of these applications and we expect their uses to increase. We also expect our services to be used in new genotyping markets, such as food traceability; or being able to identify the source of a meat or plant product based on genotyping.

We conduct paternity genotyping determinations for government agencies and private individuals in North America, and provide forensic DNA testing for primarily government agencies in the United States (US). We also have operations located in the United Kingdom (UK), which provide paternity, forensics and animal susceptibility testing.

History

We incorporated as a Delaware corporation and began operations in 1995. In the first three years of business we were primarily focusing on developing our Microfluidics technologies for applications in high throughput production of small molecules under collaborative research programs with SmithKline Beecham and Sarnoff Corporation. Microfluidics is primarily the movement and pumping of very minute fluids, which was essential to the mechanization of laboratory research. In 1998, we made a fundamental shift in our business focus to apply our technology to determine genetic variability and differences, including single nucleotide polymorphisms, or SNPs, and perform genotyping services. At this time, we acquired substantially all of the assets of Molecular Tool, Inc. a wholly owned subsidiary of GeneScreen, Inc. (GeneScreen). Molecular Tool’s proprietary primer extension technology, which enabled us to determine a single base pair variation within DNA, for genotyping SNPs matched our existing Microfluidics technologies and allowed us to focus our business on genetic diversity. We also developed instruments and kits that could be used for genotyping to be performed independently by third parties. Although we do not currently utilize our Microfluidic technology, we do license this technology to others for their use. In December 1999, we acquired GeneScreen, a provider of services to determine identity based on genomic technology, or identity genomics. During 2000, our collaborative research programs with SmithKline Beecham and Sarnoff Corporation expired by their terms, and we amended our relationship with Sarnoff Corporation which provided us with a fully paid license to the technology that was the subject of the Sarnoff collaboration, which was primarily related to Microfluidics. In 2001, we acquired two other identity genomics businesses: Cellmark Diagnostic (Cellmark), a business division of AstraZeneca, a provider of DNA laboratory testing in the UK and a supplier of genotyping products for human inherited disease diagnosis; and Lifecodes

Corporation (Lifecodes), a national provider of identity genomics testing for forensics and paternity with multiple laboratories in the US, and a provider of human leukocyte antigens, or HLA, genotyping products and services for transplantation compatibility testing.

In early 2002, we began the process of realigning our business into strategic units for marketing purposes. As a result of this realignment, we organized our business into four business units consisting of Orchid Identity Genomics, Orchid Diagnostics, Orchid GeneShield, and Orchid Life Sciences. Additionally, our international operations, which encompassed all of our business units, were managed under a regional business unit, Orchid Europe. The business units operated in the following areas:

•	Orchid Identity Genomics provides DNA testing for paternity and forensics determinations to state and local governmental authorities as well as to individuals and organizations, through Orchid GeneScreen and Orchid Cellmark, as well as animal susceptibility testing to the UK government through Orchid Europe with the goal of breeding sheep genetically resistant to the disease scrapie;

•	Orchid Diagnostics provided products and services for genetic testing, including HLA genotyping, inherited disease diagnosis and immunogenetics, or the study of the relationship between an individual’s immune response and their genetic makeup;

•	Orchid GeneShield developed programs designed to accelerate the adoption and use of personalized medicine by patients and physicians which would enable physicians to tailor treatment of patients based on known predisposition to disease or adverse drug response and included pharmacogenomics, or the interaction of genetic difference and the effectiveness of pharmaceutical therapy; and

•	Orchid Life Sciences developed and marketed products, services and technologies for SNP genotyping and genetic diversity analyses to life sciences and biomedical researchers as well as pharmaceutical, agricultural, diagnostic and biotechnology companies.

At the end of 2002 and throughout 2003, we sharpened our business focus and moved away from the multiple business units established in early 2002. We concentrated our efforts on genotyping services directed towards forensics, paternity and public health applications, which were the basis of the Orchid Identity Genomics business unit. As part of this strategy, we have discontinued the operations of the Orchid Life Sciences and Orchid Diagnostics business units and have scaled back significantly our pharmacogenomics efforts formerly conducted by the Orchid GeneShield business unit.

After we exited these businesses, we determined that we operate our business under one segment, the development and delivery of genetic testing, services that generate information related to genetic susceptibility and uniqueness, or the genetic variability that distinguishes one organism from another. During the quarters ended March 31, June 30 and September 30 of 2003, we reported Orchid public health as a separate segment, however, upon further analysis, we concluded public health should be included with our Identity Genomics business unit and we now operate under one reporting segment.

We have never been profitable, and as of December 31, 2003, we had an accumulated deficit of $287.5 million. However, we expect that we have enough cash on hand to fund current and future operations at least through 2004, at which time we expect to be cash flow self sufficient.

We were incorporated in Delaware in 1995. Our principal executive offices are located at 4390 US Route One, Princeton, New Jersey, 08540. Our telephone number is (609) 750-2200 and our web site address is www.orchid.com. We make available free of charge through the Investors section of our web site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission (the “SEC”). We include our web site address in this Amendment No. 1 to Form S-3 as an inactive textual reference only.

The Orchid logo, Genescreen, Lifecodes and Cellmark are trademarks, registered trademarks, service marks or registered service marks of Orchid BioSciences, Inc. Unless the context otherwise requires, the terms “Orchid BioSciences,” “we,” “us” and “our” refer to Orchid BioSciences, Inc. and its subsidiaries.

Reverse Stock Split

On January 9, 2004, we announced an intention to seek stockholder approval of a proposal to implement a reverse stock split ranging from 1-for-3 shares to 1-for-7 shares. On February 27, 2004, we obtained stockholder approval to implement the reverse stock split. On March 25, 2004, we announced that our Board of Directors had approved a reverse stock split ratio of 1-for-5. We began trading on a reverse split basis on March 31, 2004. All amounts presented in our 2003 Annual Report on Form 10-K incorporated herein by reference have not been adjusted to reflect the reverse stock split. However, all amounts presented in this prospectus have been adjusted to reflect the reverse stock split.

Selected Financial Data

The following selected financial data includes, for all years presented, the impact of our 1-for-5 reverse stock split effected March 31, 2004.

	Year ended December 31					Three months ended March 31,
	2003	2002	2001	2000	1999	2004	2003
	(In thousands, except per share data)					(unaudited)
Consolidated statements of operations data:
Revenues:
Total revenues	50,627	50,425	30,648	18,381	1,793	13,468	12,738
Operating expenses:
Cost of service revenues	29,014	25,957	14,499	9,278	—	8,343	6,997
Cost of product revenues	—	1,690	3,822	1,610	—	—	—
Research and development	3,193	21,006	33,984	28,881	14,447	417	1,205
Marketing and sales	6,087	8,701	6,313	3,984		1,726	1,868
General and administrative	23,517	32,967	23,936	22,329	9,142	7,534	5,960
Impairment of assets	837	20,771	30,652	—	—	—	—
Restructuring	76	6,880	388	—	—	1,130	—
Amortization of intangible assets	1,807	3,039	3,778	3,657	469	452	455
Total operating expenses	64,531	121,011	117,372	69,739	24,058	19,602	16,485
Operating loss	(13,904)	(70,586)	(86,724)	(51,358)	(22,265)	(6,134)	(3,747)
Total other income (expense)	1,218	(1,085)	2,111	3,491	(5,955)	(163)	10
Loss from continuing operations before income taxes	(12,686)	(71,671)	(84,613)	(47,867)	(28,220)	(6,297)	(3,737)
Income tax (expense) benefit	(1,645)	577	—	—	—	(135)	(344)
Loss from continuing operations	(14,331)	(71,094)	(84,613)	(47,867)	(28,220)	(6,432)	(4,081)
Discontinued operations:
Loss from operations of a business held for sale	(9,237)	(9,003)	(65)	—	—	(507)	(199)
Net loss	(23,568)	(80,097)	(84,678)	(47,867)	(28,220)	(6,939)	(4,280)
Dividends to Series A Preferred Shareholders	(534)	—	—	—	—	(14)	—
Accretion of Series A Preferred Stock discount resulting from conversions	(2,645)	—	—	—	—	(1,129)	—
Beneficial conversion feature of preferred stock	(744)	—	—	(29,574)	(44,554)	—	(744)
Net loss allocable to common stockholders	$(27,491)	(80,097)	(84,678)	(77,441)	(72,774)	(8,082)	(5,024)
Basic and diluted net loss per share allocable to common stockholders	$(2.14)	(7.42)	(11.36)	(17.89)	(478.78)	(0.41)	(0.45)
Shares used in computing basic and diluted net loss per share allocable to common stockholders	12,831	10,800	7,452	4,329	152	19,651	11,148
Basic and diluted loss from continuing operations per share allocable to common stockholders	(1.42)	(6.58)	(11.35)	(17.89)	(478.78)	(0.39)	(0.43)
Basic and diluted loss from discontinued operations per share	(.72)	(.84)	(.01)	—	—	(0.03)	(0.02)

	December 31					March 31,
	2003	2002	2001	2000	1999	2004
						(unaudited)
Consolidated balance sheet data:
Cash, cash equivalents, and short-term investments (including $2,066, $2,066 and $3,385 of restricted cash in 2004, 2003 and 2002, respectively)	$12,004	13,370	27,942	66,415	33,804	33,783
Working capital	7,621	9,475	27,522	64,644	27,275	29,392
Total assets	59,429	70,434	120,916	142,327	94,856	75,572
Long-term debt, less current portion	415	2,299	6,267	6,152	4,122	278
Redeemable convertible preferred stock	3,897	—	—	—	88,946	—
Convertible preferred stock	—	—	—	—	1	—
Total stockholders’ equity (deficit)	31,147	38,693	93,238	123,303	(8,285)	54,847

RISK FACTORS

Investing in our common stock is very risky. Before making an investment decision, you should carefully consider the risks set forth below as well as other information we include or incorporate by reference in this prospectus. You should be able to bear a complete loss of your investment.

Risks Related to Our Business

If we fail to maintain the service contracts we have with various state and governmental agencies or fail to enter into additional contracts, we would lose a significant source of revenues.

We currently derive approximately 97% of our revenues from the identity genomics services we currently provide in the paternity, forensic and public health fields. These services are heavily dependent upon contracts we have with various governmental agencies, which are typically open to bid and usually have a term from one to three years. The process and criteria for these awards are typically complex and highly competitive, particularly with respect to price of services offered. We may not be able to maintain any of our existing governmental contracts or be the successful bidder on any additional governmental contracts, which may become available in the future, or negotiate terms acceptable to us in connection with any governmental contract awarded to us, which could adversely affect our results of operations and financial condition.

We currently receive more than 10% of our annual gross revenue through relationships with two customers.

In August of 2001 we entered into a three-year agreement with the Department of Environment, Food and Rural Affairs of the UK to provide several million genotypes on sheep in order to test the animals for their susceptibility or resistance to scrapie. These services were provided under an initiative called the National Scrapie Plan to provide genotyping services in the hopes of aiding British farmers to breed sheep with reduced susceptibility to scrapie. Under this agreement, we received income during 2003 that was approximately 13% of our total annual revenues. We anticipate the renewal of this agreement; however, if it is not renewed, it could have a material adverse effect on our financial condition. We also signed an agreement in July of 2002 with Forensic Alliance Ltd., an agency through which we perform forensic testing services for multiple police forces throughout the UK. It is by virtue of our relationship with FAL that we have been able to increase our revenues based on forensic testing such that the income we received was approximately 18% of our gross revenues for the fiscal year ended December 31, 2003. This agreement is renewable by the FAL each July, but also may be terminated by the FAL upon 12 months’ notice. We have no reason to believe that the agreement will not be renewed in 2004; however, if it is not renewed, it could have a material impact on the financial condition of our business. Together, these two agreements constituted 78% of international revenues for the fiscal year ended December 31, 2003.

We cannot guarantee the receipt of revenue based on government contracts.

We regularly compete in an open bid forum in order to secure or renew contracts with various governmental agencies for the provision of DNA-based testing services. While most of the time, a contract award may have limits that may be paid to the contract (as allowed by state or other approved funding), we are not always able to rely on a fixed amount of revenue based on services provided under the contract. For example, there may be a regulatory or other administrative basis beyond our control for which we do not receive the anticipated number of samples under a contract, which may have an adverse outcome on services billed or revenue received during a given fiscal period. Also, many contracts with governmental agencies allow for the agency to terminate a contract at any time if funding is not available to pay for our services.

The international sale of our products and services are subject to increased costs and other risks, which could affect our revenues.

Some of our laboratories rely upon international sales which are subject to certain inherent risks, including difficulties in collecting accounts receivable, potentially longer payment cycles, increased costs associated with maintaining international marketing efforts, currency fluctuations, changes in regulatory requirements, and difficulties in enforcement of contractual obligations and intellectual property rights. During 2003, we derived 40% of our revenues from international sales.

In December of 2002, we instituted a lawsuit against a customer of our then Diagnostic business unit, DKMS which operates out of Dresden, Germany. DKMS had accumulated a significant past due receivable account for diagnostic services that we provided. We have fully reserved an amount equal to this past due receivable account, however the outcome of thus dispute is still pending. Other than the foregoing, none of these difficulties have adversely affected our business.

Our failure to comply with applicable government and industry regulations may affect our ability to develop, produce, or market our potential products and services and may adversely affect our results of operations.

Our development, manufacturing and service activities involve the controlled use of hazardous materials and chemicals and patient samples. We are subject to Federal, state, local, UK and European laws and regulations governing the use, storage, handling and disposal of such materials and certain waste products, as well as the conveyance, processing, and storage of data on patient samples. Further, we are subject to CLIA as a result of our acquisition of GeneScreen, Cellmark, and Lifecodes. CLIA imposes certain certification requirements on all clinical laboratories performing tests on human specimens for the purpose of providing information for the diagnosis, prevention or testing of any diseases. Although we believe we comply in all material respects with the standards prescribed by Federal, state, local, UK and European laws and regulations, if we fail to comply with applicable laws or regulations, including CLIA, or if an accident occurs, we could be required to pay penalties or be held liable for any damages that result and this liability could exceed our financial resources.

All four of our clinical quality genotyping laboratories must comply with various industry regulations and accreditation standards in order to continue to provide our paternity testing and forensic testing In addition, our Cellmark laboratory must comply with various industry regulations and accreditation standards in order to provide paternity and forensic testing services. For example, our Cellmark laboratory has obtained accreditation from a Notified Body (SGC Yarsley ICS) and the UK Accreditation Service and a registration from the Ministry of Agriculture, Fisheries and Food in order to provide paternity and forensic testing services. In addition, Cellmark must comply with regulations applicable to the marketing of its products and services. We cannot assure you that we will be able to maintain our accreditations with any of these authorities or comply with the regulations applicable to the marketing of Cellmark products. If we fail to comply with the applicable regulations promulgated by any of these agencies or if we were to lose our accreditation by any of them, the revenues supporting our GeneScreen or Cellmark businesses could be eliminated or significantly reduced.

We had an accumulated deficit of $294.4 million as of March 31, 2004. If we fail to reach profitability and need to acquire additional capital to fund our current and future operating plans or obtain it on unfavorable terms, then we may have to take further cost-cutting measures to our operations.

We have expended significant resources developing our facilities and funding commercialization activities. As a result, we have incurred significant losses to date. We had net losses of $6.9 million for the three months ended March 31, 2004, $23.6 million for the year ended December 31, 2003, and approximately $80.1 million for the year ended December 31, 2002. We anticipate that our existing cash on hand will be sufficient to fund our current and future operating plans through 2004, at which time we expect to be cash-flow self sufficient. Our ability to reduce operating losses in 2003 was due, in large part, to our ability to divest non-core and non-profitable businesses, including our Life Sciences and Diagnostics business units. If we fail to reach cashflow self sufficiency, we may need to raise additional funds through the sale of equity or convertible debt or equity-linked securities or we may have to further review our existing operations to determine new measures of cost reduction, such as further consolidation of operational facilities and/or reductions in staff.

Fluctuations in our quarterly revenues and operating results may negatively impact our stock price.

Revenues and results of operations have fluctuated significantly in the past and significant fluctuations are likely to continue in the future due to a variety of factors, many of which are outside of our control. These factors include:

•	the timing of Federal funding for forensics DNA testing for backlog reductions through the National Institute of Justice;

•	our ability to secure new contractual relationships for paternity forensics and public health DNA testing or retain existing relationships upon contract expirations;

•	the volume and timing of testing samples received in our laboratories for testing services;

•	the number, timing and significance of new services introduced by our competitors;

•	our ability to develop, market and introduce new services on a timely basis;

•	changes in the cost, quality and availability of intellectual property and components required to perform our services; and

•	availability of commercial and government funding to researchers who use our services

Fixed operating costs associated with our technologies and services, as well as personnel costs, marketing programs and overhead account for a substantial majority of our operating expenses. We cannot adjust these expenses quickly in the short term. If our testing volumes and related pricing declines due to market pressure, our revenues decline and we are not able to reduce our operating expenses accordingly. Our loss of revenues and failure to reduce operating expenses could harm our operating results for a particular fiscal period. In addition, market and other conditions may require certain non-cash charges such as stock based compensation charges and other charges such as impairment charges related to long-lived assets and restructuring charges to be recorded by us in future periods. If our operating results in some quarters fail to meet the expectations of public market analysts or investors, the market price of our common stock is likely to fall.

Future acquisitions or mergers could disrupt our ongoing operations, increase our expenses and adversely affect our revenues.

Since September 1998, we acquired Molecular Tool, a developer of SNP technologies, as well as GeneScreen, Cellmark and Lifecodes, providers of identity genomic and diagnostic testing services. Although we have no commitments or agreements with respect to any additional acquisitions or mergers at present, we anticipate that a portion of our future growth may be accomplished either by acquiring or merger with existing businesses. Factors that will affect the success of any potential acquisition or merger to be made by us include our ability to integrate acquired personnel, operations, products and technologies into our organization effectively, to motivate personnel and to retain customers of acquired or merged businesses. We may not be able to identify suitable acquisition or merger opportunities, obtain any necessary financing for an acquisition on acceptable terms or successfully integrate acquired personnel and operations. While we have not experienced material disruption to our ongoing business, distraction to our management and employees as a result of past acquisitions, we may experience such disruptions or distractions in the future.

Our improvement of existing technologies and our ability to capture and develop of future technologies to be utilized in our service offerings may not be commercially successful, which would adversely affect our revenues.

We are currently developing and commercializing only a limited number of products and services based on our technologies in DNA testing of humans and animals. These services involve uses of products, software and technologies that require validation for commercial application, and we cannot assure you that we or our customers will be able to recognize a cost-effective, commercial benefit in using our technology. In addition, any assays we develop utilizing SNP analysis technology may not be useful in assisting pharmaceutical or diagnostic product development. Only a limited number of companies have developed or commercialized products based on utilizing SNP technology to date. Accordingly, even if we or our customers are successful in developing effective assays utilizing SNP technology, we cannot assure you that these discoveries will lead to commercially successful service offerings. If we fail to successfully develop our SNP scoring technologies or any products and services based on such technologies, we may not achieve a competitive position in the market.

Due to rapid product development and technological advancement in the DNA testing industry, our growth and future operating results will also depend, in significant part, upon our ability to apply new technologies to automate and improve our genetic analysis products or services to take advantage of new technologies. There can be no assurance that our development efforts will result in any additional commercially viable or successful improvements or efficiencies to our testing processes. Any potential improvements to the testing process may require substantial additional investment, laboratory development and clinical testing, and possibly regulatory approvals, prior to implementation. Our inability to successfully develop improvements to our testing processes, increase efficiencies, or to achieve market acceptance of such improvements could have a material adverse effect on our business, financial condition and results of operations. We believe that our future operating results will depend substantially upon our ability to overcome technological challenges, successfully introduce new technologies into our laboratories and to our customers and to gain access to and successfully integrate such technologies if developed by others.

Forecasting projections for our service-based business can be difficult.

We currently rely almost entirely on revenue generated by the provision of genetic-based testing services. It can be difficult to forecast projections for these services due to the unpredictable nature of winning government or other contract bids as well as the possibility of performing more or less testing services than may be in the original contract. If we were unable to provide our customers with the services they require due to a large and unprojected increase in the demand for our services, it may result in harm to our reputation and business.

We have limited sales and marketing resources, and as a result, may be unable to compete successfully with our competitors in commercializing our services.

We have adequate resources in sales and marketing, but are subject to the possibility that our competitors may recruit our employees. As of December 31, 2003 we had only 25 employees dedicated to the marketing and sales of our products and services, none of whom have employment contracts with us. We do not maintain key man life insurance policies for any of these individuals. We also intend to continue to market our paternity, forensic and public health testing services to governmental entities and our paternity and pharmacogenomic testing services to individual consumers. In the past, our inability to establish a company-wide sales and marketing force was in part due to the diverse nature of our various businesses, and in part due to lack of financial resources. Although, as a result of the restructuring of our business over the last eighteen months, we now have a more aligned business structure, our financial resources may limit our ability to establish and maintain a direct sales force.

We also plan to continue to market our products and services through the establishment of collaboration agreements with healthcare, pharmaceutical, biotechnology and agricultural companies, however we cannot guarantee our success at doing so. Our ability to successfully enter into and maintain such collaboration agreements, depends in part, on the quality and pricing of our products and services. If we are not successful at marketing through collaborations agreements, it could have a material adverse effect on our financial condition and business strategy.

Our ability to provide services may be seriously impaired by the occurrence of a natural disaster affecting any one of our laboratories.

Should we experience the occurrence of a natural disaster affecting any one of our laboratories such that we would be unable to continue to provide services out of that facility for an extended period of time, and were we not able to scale up operations at one of our other facilities in order to continue to provide such services, we would be at risk of losing significant contractual revenue from governmental agencies since many of our governmental agency contracts allow for the agency to terminate the contract early if we became unable to continue to render such services for an extended period of time, usually 90 days or more. However, we have multiple facilities, and may be able to shift operations from one facility to another in the event of a natural disaster, thereby mitigating the effects thereof.

Although we carry insurance for recovery in the instance of a natural disaster, the limits of this insurance are $52 million, and it is possible that our coverage will not be the same in all locations or that losses in such an instance could exceed our ability to recover such costs.

If we cannot enter into new collaborations or licensing agreements, we may be unable to further enhance our service offerings.

Our strategy for developing and commercializing technologies and services based on our discoveries depends upon our ability to form research collaborations and licensing arrangements. Our ability to enter into advantageous licensing or collaboration agreements will depend upon whether or not companies that have technology complimentary to ours are willing or able to enter into an agreement with us, and on our financial resources allocated to such investment. We also may have to rely on our collaborators and licensees or licensors for marketing of services, assembly and/or manufacturing of products, or distribution of products and services. If we are unable to enter into such research collaborations and licensing arrangements or implement our strategy to develop and commercialize additional products and services, it would have a material adverse effect on our results of operation and financial condition.

If our patent applications do not result in issued patents, our competitors may obtain rights to commercialize our discoveries, which would harm our competitive position.

Our commercial success will depend, in part, on our ability to obtain patent protection on our proprietary technologies, products and services and to enforce such protection. We may not be able to obtain new patents for these products, methods or services. We also may not have the resources to aggressively protect and enforce existing patent protection. We will pursue patent protection, but may need to obtain a license from certain third parties with respect to any patent covering technologies or methodologies, which we wish to incorporate into our service offerings. We may not be able to acquire such licenses on terms acceptable to us, if at all.

Our success will depend partly on our ability to operate without misappropriating the intellectual property rights of others.

We may be sued for infringing, or may initiate litigation to determine that we are not infringing, on the intellectual property rights of others. Intellectual property litigation is costly, and could adversely affect our results of operations. If we do not prevail in any intellectual property litigation, in addition to any damages we might have to pay, we could be required to stop the infringing activity, or obtain a license to or design around the intellectual property in question. If we are unable to obtain a required license on acceptable terms, or are unable to design around any third party patent, we may be unable to sell some of our products and services, which would result in reduced revenues. We are currently a named defendant in a patent litigation matter that was filed in October, 2002 and is in the early phases of discovery. In their complaint, the plaintiffs allege that certain defendants (i) breached distributorship agreements by selling certain products for commercial development (which they allege was not authorized), (ii) infringed plaintiffs’ patents through the sale and use of certain products, and (iii) are liable for fraud, unfair competition and tortious interference with contractual relations. We did not have a contractual relationship with the plaintiffs, but are alleged to have purchased the product at issue from one of the other defendants. The complaint seeks damages in an undisclosed amount. We have sold the business unit that is allegedly engaged in the unlawful conduct. We are actively engaged in defending this matter. However, we do not believe that this matter, even if it is not decided in our favor, would have a material impact on our business. Other than the foregoing, we are not aware that we are misappropriating the intellectual property rights of others.

The scope of our issued patents may not provide us with adequate protection of our intellectual property, which would harm our competitive position.

Any issued patents that cover our proprietary technologies may not provide us with substantial protection or be commercially beneficial to us. The issuance of a patent is not conclusive as to its validity or its enforceability. The US Patent and Trademark Office may invalidate one or more of our patents. In addition, third parties may have patents of their own which could, if asserted, prevent us from practicing our proprietary technologies, including the methods we use to conduct SNP genotyping. If we are otherwise unable to practice our patented technologies, we may not be able to commercialize our technologies or services and our competitors could commercialize our technologies. We currently believe that there may be at least one company actively infringing our proprietary single base primer extension technology. However, we have not completed an analysis of this third party’s practices or of the practices of any other third parties and cannot form a conclusion at this time as to infringement.

We may need to initiate lawsuits to protect or enforce our patents and other intellectual property rights, which could result in the forfeiture of these rights.

In order to protect or enforce our patent rights, we may need to initiate patent litigation against third parties. These lawsuits could be expensive, take significant time, and could divert management’s attention from other business concerns. These lawsuits could result in the invalidation or a limitation in the scope of our patents or forfeiture of the rights associated with our patents. We cannot assure you that we will prevail in any future litigation or that a court will not find damages or award other remedies in favor of the opposing party in any of these suits. During the course of these suits, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation. Securities analysts or investors may perceive these announcements to be negative, which would likely cause the market price of our stock to decline.

Other rights and measures that we rely upon to protect our intellectual property may not be adequate to protect our products and services and could reduce our ability to compete in the market.

In addition to patents, we rely on a combination of trade secrets, copyright and trademark laws, non-disclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. While we require employees, collaborators, consultants and other third parties to enter into confidentiality and/or non-disclosure agreements where appropriate, any of the following could still occur:

•	the agreements may be breached;

•	we may have inadequate remedies for any breach;

•	proprietary information could be disclosed to our competitors; or

•	others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technologies.

To our knowledge, we have never been materially harmed by a breach under any of circumstances listed above. However, if for any of the above reasons our intellectual property is disclosed or misappropriated, it would harm both our ability to protect our rights and our competitive position.

We may be held liable for any inaccuracies associated with our identity genomics services, which may require us to defend ourselves in costly litigation.

Our genotyping laboratory testing centers provide forensic, paternity, and animal testing services. Claims may be brought against us for false identification of paternity or other inaccuracies. Litigation of these claims in most cases are covered by our existing liability policies, however, they can be costly. We could expend significant funds during any litigation proceeding brought against us. Further, if a court were to require us to pay damages to a plaintiff, if not covered by our existing insurance, the amount of such damages could significantly harm our financial condition. We currently maintain products liability insurance with a maximum coverage limitation of $13 million and general laboratory professional liability insurance with a coverage limitation of $10 million. We have been a defendant in a number of minor suits where it has been alleged that it has either misreported results or the results of testing have been misinterpreted. None of the outcomes of these suits have had a material adverse effect on our business.

If we fail to hire, train and retain qualified employees, we may not be able to compete effectively, which could result in reduced revenues.

Some of our employees have significant experience in research and development related to identity genomics, both in the paternity and forensic testing fields. To date, we have not experienced any difficulties attracting or retaining personnel. If we were to experiences such difficulty lose these employees to our competitors, we could spend a significant amount of time and resources to replace them, which could impair our research and development efforts. Further, in order to further enhance our service offerings, we may need to hire, train and retain additional scientific, business development and sales personnel. If we are unable to do so, we may experience delays in the development and commercialization of our technologies and services.

Risks Associated with Our Common Stock

We cannot assure you that our intended reverse stock split will not have a negative affect on the price of our common stock.

On January 9, 2004, we announced that our board of directors had authorized us to seek shareholder approval to implement a reverse stock split with a split ratio split ranging from 1-for-3 to 1-for-7. On February 27, 2004, our shareholders approved the reverse stock split and on March 25, 2004, we announced that our board of directors approved the implementation of a 1-for-5 reverse stock split. Our common stock began trading on a split-adjusted basis on March 31, 2004. Oftentimes a reverse stock split will not result in a trading price for the affected common stock that is proportional to the ratio of the split. We believe that a reverse stock split is in the best interests of our company and our stockholders because they will benefit from a capital structure more appropriate for a company of our operational and financial status. However, we cannot assure you that the implementation of the reverse stock split will have a positive impact on the price of our common stock.

Future issuance of our securities may dilute the rights of our stockholders.

Our board of directors has the authority to issue shares of preferred stock and to determine the price, preferences, privileges and other terms of these shares. Our board of directors may exercise this authority without any further approval of our stockholders. Additionally, if we need to raise additional funds through the sale of equity or convertible debt or equity-linked securities, your percentage ownership in the company will be reduced. These transactions may dilute the value of our outstanding common stock. We may also issue securities that have rights, preferences and privileges senior to our common stock. If we raise additional funds through collaborations or licensing arrangements, we may be forced to relinquish rights to certain of our technologies or products, or grant licenses to third parties on terms that are unfavorable to us.

We have various mechanisms in place that you as a stockholder may not consider favorable, which may discourage takeover attempts and may prevent or frustrate attempts by stockholders to change our direction or management.

Certain provisions of our certificate of incorporation and by-laws, as well as Section 203 of the Delaware General Corporation Law and our adoption of a shareholder’s rights plan, may discourage, delay or prevent a change in control of the company or the ability of stockholders to change our direction or management, even if the change in control would be beneficial to stockholders. These provisions include:

•	authorizing the issuance of “blank check” preferred stock that could be designated and issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

•	creating a classified board of directors with staggered, three-year terms, which may lengthen the time required to gain control of our board of directors;

•	prohibiting cumulative voting in the election of directors, which will allow a majority of stockholders to control the election of all directors;

•	requiring super-majority voting to effect certain amendments to our certificate of incorporation and by-laws;

•	limiting who may call special meetings of stockholders;

•	prohibiting stockholder action by written consent, which requires all actions to be taken at a meeting of stockholders; and

•	establishing advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, pursuant to our stockholder rights plan, each share of our common stock has an associated preferred share purchase right. The rights will not trade separately from the common stock until, and are exercisable only upon, the acquisition or the potential acquisition through tender offer by a person or group of 15% or more of our outstanding common stock.

Our stock price has been, and likely will continue to be, volatile and your investment may suffer a decline in value.

The market prices for securities of companies quoted on The Nasdaq Stock Market, including our market price, have in the past been, and are likely to continue in the future to be, very volatile. Between January 1, 2002 and March 31, 2004, the trading price of our common stock ranged from a low of $1.75 to a high of $29.75 (as adjusted to reflect the 1-for-5 reverse stock split effected on March 31, 2004). The Nasdaq Composite Index has significantly declined since our initial public offering in May 2000 and remains very volatile. The market price of our common stock has been, and likely will continue to be, subject to substantial volatility depending upon many factors, many of which are beyond our control, including:

•	announcements regarding the results of development efforts by us or our competitors;

•	announcements regarding the acquisition of technologies or companies by us or our competitors;

•	changes in our existing strategic alliances or licensing arrangements or formation of new alliances or arrangements;

•	technological innovations or new service offerings developed by us or our competitors;

•	changes in our intellectual property portfolio;

•	developments or disputes concerning our proprietary rights;

•	issuance of new or changed securities analysts’ reports and/or recommendations applicable to us;

•	additions or departures of our key personnel;

•	operating losses by us;

•	actual or anticipated fluctuations in our quarterly financial and operating results and degree of trading liquidity in our common stock;

•	continued economic uncertainty with respect to valuation of certain technology companies and other market conditions; and

•	our ability to maintain our common stock listing on the Nasdaq National Market.

We cannot assure you that your initial investment in our common stock will not fluctuate significantly. One or more of these factors could significantly harm our business and cause a decline in the price of our common stock in the public market, which would adversely affect our business and financial operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to future events or our future financial performance and can be identified by terminology such as “may,” “will,” “should,” “expects,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors” that may cause our or our industry’s actual results, levels of activity, performance or achievements to vary from those expressed or implied by such forward-looking statements. Before deciding to purchase our common stock you should carefully consider the risks described in the “Risk Factors” section, in additional to the other information set forth in this prospectus and the documents incorporated by reference herein.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results except as required by law.

ABOUT THIS PROSPECTUS

You should read this prospectus and the information and documents incorporated by reference carefully. Such documents contain important information you should consider when making your investment decision. You should rely only on the information provided in this prospectus or documents incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. The selling stockholders are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions in which offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders. The warrants have an exercise price of $13.20 per share. Accordingly, to the extent that all of the warrants were exercised for cash, we would receive $8,336,605 in proceeds from the exercise of these warrants. There can be no assurance, however, that the warrants will be exercised for cash, or at all. Any proceeds we receive from the exercise of the warrants would be used for general corporate purposes.

SELLING STOCKHOLDERS

On February 27, 2004, we sold 3,157,799 shares of our common stock and warrants to purchase 631,561 shares of our common stock in a private placement exempt from the registration requirements of the Securities Act. This prospectus relates to the resale from time to time of up to a total of 3,810,674 shares of our common stock by the selling stockholders named below. These shares are comprised of the following:

•	3,157,799 shares of common stock sold by us in the February 27, 2004 private placement;

•	631,561 shares of common stock issuable upon the exercise of warrants sold in the February 27, 2004 private placement; and

•	21,314 shares of common stock owned by a former executive officer that we are contractually obligated to include in this prospectus.

Pursuant to the terms of the private placement, we filed a registration statement, of which this prospectus constitutes a part, in order to permit the purchasers to resell to the public the shares of our common stock issued in connection with this transaction. The selling stockholders have each represented to us that they have obtained the shares for their own account for investment only and not with a view to, or resale in connection with, a distribution of the shares, except through sales registered under the Securities Act or exemptions thereto.

The following table, to our knowledge, sets forth information regarding the beneficial ownership of our common stock by the selling stockholders as of April 1, 2004 and the number of shares being offered hereby by each selling stockholder. For purposes of the following description, the term “selling stockholder” includes pledgees, donees, permitted transferees or other permitted successors-in-interest selling shares received after the date of this prospectus from the selling stockholders. The information is based on information provided by or on behalf of the selling stockholders. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares, as well as any shares as to which the selling stockholder has the right to acquire beneficial ownership within sixty (60) days after April 1, 2004 through the exercise or conversion of any stock options, warrants, convertible debt or otherwise. All of the warrants are immediately exercisable, and therefore, all shares issuable upon the exercise of the warrants are included in the table below as being beneficially owned by the selling stockholder. Unless otherwise indicated below, each selling stockholder has sole voting and investment power with respect to its shares of common stock. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the selling stockholder. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

	Shares Beneficially Owned Prior to Offering(1)		Shares Being Offered	Shares Beneficially Owned After Offering(2)
Selling Stockholder	Number	Percent		Number	Percent
Aeolus Capital Management, L.P. (3)	18,000	*	18,000	—	—
Asset Management Holdings (4)	31,553	*	12,624	18,929	*
Atlas Equity I, Ltd. (5)	88,000	*	48,000	40,000	*
Capital Ventures International (6)	120,000	*	120,000	—	—
Caxton Equity Growth (BVI) Ltd. (7)	155,925	*	46,691	109,234	*
Caxton Equity Growth LLC (8)	50,097	*	14,897	35,200	*
Caxton International Limited (9)	309,977	1.4%	94,412	215,565	*
Colonial Fund LLC (10)	89,760	*	89,760	—	—
Cranshire Capital, L.P. (11)	120,000	*	120,000	—	—
Deephaven Small Cap Growth Fund LLC (12)	240,000	1.1%	240,000	—	—
Delta Opportunity Fund, Ltd. (13)	24,000	*	24,000	—	—
Elliott Associates, L.P. (14)	250,420	1.1%	217,920	32,500	*
Elliott International, L.P. (15)	359,380	1.6%	326,880	32,500	*
Enable Growth Partners (16)	66,000	*	66,000	—	—
Mainfield Enterprises, Inc. (17)	744,000	3.3%	744,000	—	—
MedCap Partners, L.P. (18)	42,000	*	42,000	—	—
MPM BioEquities Fund GmBH & Co. KG (19)	6,168	*	6,168	—	—
MPM BioEquities Master Fund, LP (20)	574,632	2.6%	574,632	—	—
Off Sands Point, Ltd. (21)	19,340	*	12,000	7,340	*
Omicron Master Trust (22)	60,000	*	60,000	—	—
Portside Growth and Opportunity Fund (23)	156,000	*	156,000	—	—
Sands Point Partners L.P. (24)	26,680	*	12,000	14,680	*
Satellite Strategic Finance Associates, LLC (25)	144,000	*	144,000	—	—
SF Capital Partners Ltd. (26)	240,000	1.1%	240,000	—	—
Smithfield Fiduciary LLC (27)	90,000	*	90,000	—	—
Straus-Gept Partners LP (28)	26,400	*	26,400	—	—
Straus Partners LP (29)	39,600	*	39,600	—	—
Symmetry Capital Offshore Fund LTD (30)	7,197	*	4,224	2,973	*
Symmetry Capital Partners, L.P. (31)	16,381	*	10,848	5,533	*
Symmetry Capital Qualified Partners, L.P. (32)	22,705	*	14,712	7,993	*
Symmetry Parallax Partners, L.P. (33)	6,303	*	5,592	711	*
UBS O’Connor LLC f/b/o O’Connor
PIPES Corporate Strategies Master Ltd. (34)	120,000	*	120,000	—	—
Ursus Capital, L.P. (35)	87,060	*	27,120	59,940	*
Ursus Offshore Ltd. (36)	66,940	*	20,880	46,060	*
Dale Pfost (37)	157,841	*	21,314	136,527	*

*	Less than 1%.
(1)	Percentages prior to the offering are based on 22,158,056 of common stock that were issued and outstanding as of April 1, 2004.
(2)	We do not know when or in what amounts the selling stockholders may offer for sale the shares of common stock pursuant to this offering. The selling stockholders may choose not to sell any of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares of common stock pursuant to this offering, and because there are currently no agreements, arrangements or undertakings with respect to the sale of any of the shares of common stock, we cannot estimate the number of shares of common stock that the selling stockholders will hold after completion of the offering. For purposes of this table, we have assumed that the selling stockholder will have sold all of the shares covered by this prospectus upon the completion of the offering.
(3)	Includes 3,000 shares of common stock issuable upon the exercise of warrants.
(4)	Includes 2,104 shares of common stock issuable upon the exercise of warrants.
(5)	Includes 8,000 shares of common stock issuable upon the exercise of warrants.
(6)	Includes 20,000 shares of common stock issuable upon the exercise of warrants. Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares. CVI is an affiliate of a broker-dealer. It purchased the shares in the ordinary course of business and at the time of the purchase of the securities, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
(7)	Includes 7,782 shares of common stock issuable upon the exercise of warrants.
(8)	Includes 2,483 shares of common stock issuable upon the exercise of warrants.
(9)	Includes 15,736 shares of common stock issuable upon the exercise of warrants.

(10)	Includes 14,960 shares of common stock issuable upon the exercise of warrants.
(11)	Includes 20,000 shares of common stock issuable upon the exercise of warrants. Mitchell P. Kopin, the president of Downview Capital, Inc., the general partner of Cranshire Capital, L.P, has sole voting control and investment discretion over securities held by Cranshire Capital, L.P. Each of Mitchell P. Kopin and Downview Capital, Inc. disclaims beneficial ownership of the shares held by Cranshire Capital, L.P.
(12)	Includes 40,000 shares of common stock issuable upon the exercise of warrants. Deephaven Small Cap Growth Fund LLC is a private investment fund that is owned by all of its investors and managed by Deephaven Capital Management LLC. Deephaven Capital Management LLC, of which Mr. Colin Smith is the Chief Executive Officer, has voting and investment control over the shares that are owned by Deephaven Small Cap Growth Fund LLC. Deephaven Small Cap Growth Fund LLC is not a broker-dealer, but it is an indirect subsidiary of Knight Trading Group, Inc., which is affiliated with one or more broker-dealers. Deephaven Small Cap Growth Fund LLC purchased the shares in the ordinary course of business and at the time of the purchase of the securities, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
(13)	Includes 4,000 shares of common stock issuable upon the exercise of warrants. Diaz & Altschul Advisors, LLC, an affiliate of Diaz & Altschul Capital Management, LLC, provides portfolio management services to Delta Opportunity Fund, Ltd. and therefore may be deemed the beneficial owner of the shares held by Delta Opportunity Fund, Ltd. Messrs. Reinaldo M. Diaz and Arthur G. Altschul, Jr. are managing members of Diaz & Altschul Capital Management, LLC. Messrs. Diaz and Altschul disclaim beneficial ownership of these securities except to the extent of their pecuniary interest therein.
(14)	Includes 36,320 shares of common stock issuable upon the exercise of warrants. The general partners of Elliott Associates, L.P. are Paul E. Singer and two entities controlled by him.
(15)	Includes 54,480 shares of common stock issuable upon the exercise of warrants. The general partner and investment manager of Elliott International, L.P. are controlled by Paul E. Singer.
(16)	Includes 11,000 shares of common stock issuable upon the exercise of warrants. Mitch Levine, Managing Partner of Enable Growth Partners, has dispositive and voting power over these shares. Enable Growth Partners is an affiliate of a broker-dealer. It purchased the shares in the ordinary course of business and at the time of the purchase of the securities, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
(17)	Includes 124,000 shares of common stock issuable upon the exercise of warrants.
(18)	Includes 7,000 shares of common stock issuable upon the exercise of warrants.
(19)	Includes 1,028 shares of common stock issuable upon the exercise of warrants.
(20)	Includes 95,772 shares of common stock issuable upon exercise of warrants.
(21)	Includes 2,000 shares of common stock issuable upon the exercise of warrants.
(22)	Includes 10,000 shares of common stock issuable upon the exercise of warrants. Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of stock owned by Omicron and, as of April 21, 2003, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Omicron and Winchester.
(23)	Includes 26,000 shares of common stock issuable upon the exercise of warrants. The investment advisor to Portside Growth and Opportunity Fund is Ramius Capital Group, LLC. The Managing Member of Ramius Capital Group, LLC is C4S & Co., the Managing Members of which are Peter Cohen, Morgan Stark, Thomas Strauss and Jeffrey Solomon. As such Messrs. Cohen, Stark, Strauss and Solomon may be deemed beneficial owners of the securities. Messrs. Cohen, Stark, Strauss and Solomon therefore disclaim beneficial ownership of such securities. Portside Growth and Opportunity Fund is an affiliate of a broker-dealer. It purchased the shares in the ordinary course of business and at the time of the purchase of the securities, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
(24)	Includes 2,000 shares of common stock issuable upon the exercise of warrants.
(25)	Includes 24,000 shares of common stock issuable upon the exercise of warrants.
(26)	Includes 40,000 shares of common stock issuable upon the exercise of warrants. Michael A. Roth and Brian J. Stark are the founding members and direct the management of Staro Asset Management, L.L.C., a Wisconsin limited liability company (“Staro”) which acts as investment manager and has sole power to direct the management of SF Capital Partners Ltd. Through Staro, Messrs. Roth and Stark possess sole voting and dispositive power over all of the shares owned by SF Capital Partners Ltd. SF Capital Partners Ltd. is an affiliate of a broker-dealer. It purchased the shares in the ordinary course of business and at the time of the purchase of the securities, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(27)	Includes 15,000 shares of common stock issuable upon the exercise of warrants. Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC (“Smithfield”) and consquently has voting control and investment discretion over securities held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge, and Messrs. Dubin and Swieca disclaims beneficial ownership of the securities held by Smithfield. Smithfield is an affiliate of a broker-dealer. It purchased the shares in the ordinary course of business and at the time of the purchase of the securities, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
(28)	Includes 4,400 shares of common stock issuable upon the exercise of warrants. Mr. Melville Straus is the general partner and has voting and investment powers over the shares held by Straus-Gept Partners LP.
(29)	Includes 6,600 shares of common stock issuable upon the exercise of warrants. Mr. Melville Straus is the general partner and has voting and investment powers over the shares held by Straus Partners LP.
(30)	Includes 704 shares of common stock issuable upon the exercise of warrants.
(31)	Includes 1,808 shares of common stock issuable upon the exercise of warrants.
(32)	Includes 2,452 shares of common stock issuable upon the exercise of warrants.
(33)	Includes 932 shares of common stock issuable upon the exercise of warrants.
(34)	Includes 20,000 shares of common stock issuable upon the exercise of warrants. UBS AG, a New York Stock Exchange listed company, is the beneficial owner of this entity.
(35)	Includes 4,520 shares of common stock issuable upon the exercise of warrants. Evan Sturza is the managing member of Ursus Capital Management LLC, the general partner of Ursus Capital, L.P. Mr. Sturza disclaims beneficial ownership of the listed shares.
(36)	Includes 3,480 shares of common stock issuable upon the exercise of warrants. Evan Sturza is the managing director of Ursus Offshore Ltd. Mr. Sturza disclaims beneficial ownership of the listed shares.
(37)	Includes 128,566 shares of common stock issuable upon the exercise of stock options, and 7,961 shares of previously owned common stock, 500 shares of which is held by Dr. Pfost’s wife, and 500 shares of which is held by Dr. Pfost’s son.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock, including the fees and disbursements of counsel to the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

LEGAL MATTERS

The validity of the common stock offered in this prospectus will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts. Members of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. and certain members of their families and trusts for their benefit own an aggregate of approximately 11,564 shares of our common stock and options to purchase approximately 950 shares of our common stock.

EXPERTS

The consolidated financial statements and schedule of Orchid BioSciences, Inc. and subsidiaries as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2003 consolidated financial statements refers to the company’s adoption of the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” as of July 1, 2001 and of certain provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” as required for goodwill and other intangibles resulting from business combinations consummated after June 30, 2001 and to the full adoption as of January 1, 2002 of the provisions of SFAS No. 142.

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at

1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, our stock is listed for trading on The Nasdaq National Market. You can read and copy reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, Washington, D.C. 20006.

This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933 and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:

•	inspect a copy of the Registration Statement, including the exhibits and schedules, without charge at the public reference room,

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC, or

•	obtain a copy from the SEC web site.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. The documents we are incorporating by reference as of their respective dates of filing are:

(a)	Our annual report on Form 10-K for the fiscal year ended December 31, 2003, as amended by the Form 10-K/A filed on May 27, 2004 (File No. 000-30267);

(b)	Our quarterly report on Form 10-Q for the quarter ended March 31, 2004 (File No. 000-30267);

(c)	Our definitive proxy statement on Schedule 14A filed on April 27, 2004 (File No. 000-30267);

(d)	Our current reports on Form 8-K filed on January 23, 2004, February 5, 2004, March 8, 2004 and March 31, 2004 (File Nos. 000-30267);

(e)	The description of our common stock contained in our registration statement on Form 8-A filed on April 10, 2000, as amended by the Form 8-A/A filed on May 1, 2000 (File Nos. 000-30267); and

(f)	The description of our preferred share purchase rights contained in our registration statement on Form 8-A filed on August 3, 2001 (File No. 000-30267).

You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting Orchid BioSciences, Inc., 4390 US Route One, Princeton, New Jersey 08540, Attention: Investor Relations. The Investor Relations Department can be reached via telephone at (609) 750-2324 or via email at ir@orchid.com.

To the extent that any statements contained in a document incorporated by reference are modified or superceded by any statements contained in this prospectus, such statements shall not be deemed incorporated in this prospectus except as so modified or superceded.

All documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of this offering are incorporated by reference and become a part of this prospectus from the date such documents are filed. Any statement contained in this prospectus or in a document incorporated by reference is modified or superceded for purposes of this prospectus to the extent that a statement contained in any subsequent filed document modifies or supercedes such statement.